Mail Stop 3010

August 25 2009

VIA USMAIL and FAX (713) 354-2710

Mr. Dennis M. Steen
Chief Financial Officer, Senior Vice President – Finance and Secretary
Camden Property Trust
3 Greenway Plaza, Suite 1300
Houston, Texas 77046

> **Re:**   **Camden Property Trust**
> **Form 10-K for the year ended December 31, 2008**
> **Filed on February 19, 2009**
> **File No. 001-12110**

Dear Mr. Dennis M. Steen:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 14 – Commitments and Contingencies

Investments in Joint Ventures, page F-29

1.   We note that you have committed 20% of the total equity of each of the Funds and that you have received commitments to each of the Funds of $150 million. We further note your disclosure on page F-18 indicates that the maximum loss exposure is $37.5 million and your disclosure on page 35 indicates that the capital

Dennis Steen
Camden Property Trust
August 25, 2009
Page 2

contributions to the Fund are expected to total $32.8 million. Please reconcile these disclosures and clarify whether the maximum loss exposure relates to one or both Funds. Also provide us with an expanded discussion of the events that would trigger payment to the Funds and describe your analysis for recording a liability under FIN 45 and SFAS 5.

Exhibits 31.1 and 31.2

2.   We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. We identified discrepancies including replacing the word "report" with the phrase "annual report" in various paragraphs, replacing the language "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" with the language "fourth fiscal quarter" in paragraph 4(d), and deleting the language "(or persons performing the equivalent functions)" in the introductory language in paragraph 5.   Please confirm that future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant